Mail Stop 3720

August 30, 2006

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
Suites 2412-13 Shell Tower, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

      Re: **Telecom Communications, Inc.**
            Form 10-KSB for Fiscal Year Ended September 30, 2005
            Filed January 5, 2006

            Form 10-QSB for Fiscal Quarter Ended June 30, 2006
            File No. 333-62236

Dear Mr. Li:

        We have reviewed your supplemental response letter dated July 11, 2006 as well as your filings and have the following comments. As noted in our comment letter dated June 29, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for the fiscal year ended September 30, 2005

Consolidated Balance Sheet, page F-3

1. Please revise to present the correct "Total current liabilities" amount.

Item 8A. Controls and Procedures, page 20

2. We note that your Certifying Officers have concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in this Annual Report is accumulated and communicated to management, including your principal executive officers as appropriate, to allow timely decisions regarding required disclosure. Since you restated your financial statements for the year ended September 30, 2005, it appears that your disclosure controls and

procedures were ineffective as of September 30, 2005. Please revise, or tell us why you believe they were effective.

3. Further, in addition to stating whether your disclosure controls and procedures are effective or ineffective at ensuring that information required to be disclosed by you in this Annual Report is accumulated and communicated to management, including your principal executive officers as appropriate, to allow timely decisions regarding required disclosure, please also state whether your disclosure controls and procedures are effective or ineffective at ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. See Rule 13a-15(e) of the Exchange Act for guidance.

4. Please also amend your 10-QSB's for the quarters ended December 31, 2005 and March 31, 2006 to state that your disclosure controls and procedures were ineffective or tell us why you believe they were effective.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheet, page 1

5. Please tell us what the Deferred stock-based compensation line items represent and explain to us your GAAP basis for classifying these amounts as assets.

6. Refer to the last two paragraphs on page 16 and explain to us your GAAP basis for classifying the payments made to Zestv as current assets. Refer to Chapter 3A of ARB 43 for guidance.

Condensed Consolidated Statements of Income and Comprehensive Income, page 2

7. Please explain to us what the facts and circumstances were that caused you to reverse a $1.1 million allowance for bad debt during the 6 months ended June 30, 2006. Explain to us in detail your consideration of SFAS 5 in recording and reversing this allowance for bad debt.

Condensed Consolidated Statement of Cash Flows, page 3

8. Explain to us in detail what the "Accounts receivable used for acquisition of software – this is still a cash transaction" and "Common stock issued for acquisition of software" line items represent in the Non cash investing and financing activities

section. Please also tell us when you acquired this $8.9 million worth of software and where you have it recorded on the balance sheet as of June 30, 2006.

4. Business Acquisitions, page 12

9. In order to help us better understand your acquisition of HRDQ, Inc. (HRDQ), please address the following in your response letter:
   - Explain to us in detail the terms of this acquisition and how you accounted for it. You may wish to provide example journal entries to illustrate your accounting treatment.
   - Refer to the 1st paragraph on page 12 and explain to us why you valued the shares issued to China Dongguan Networks, Inc. and Top Rider Group Limited at different amounts ($.52 and $2.2, respectively) given that you issued these shares on the same date. Please also tell us how you accounted for these shares issued by HRDQ in your consolidated financial statements.
   - Refer to the 4th paragraph on page 12 and explain to us what you mean by your statement "The Company has written off the negative goodwill amount of $369, 509, which was the excess of acquisition cost (common stock value issued) over fair value of net assets of HRDQ's acquisition of its wholly owned subsidiary Panyu M&M, acquired in April, 2006. Given that you did not acquire HRDQ until June 28, 2006, please clarify why HRDQ's acquisition of Panyu M&M in April 2006 impacted your accounting for the acquisition of HRDQ.
   - Tell us what you mean by your statement in the 4th paragraph on page 12 "We wrote down the Website acquired to $3,705,712 as its fair market value and was allocated to additional paid-in capital."
   - Refer to note 8 on page 15 and explain to us in detail how you accounted for the minority interest in HRDQ. Tell us how you calculated the $1,099,985 balance as of June 30, 2006 and clarify why you calculated the minority interest based on the diluted interest in HRDQ.

   Please reference all pertinent, authoritative, GAAP literature that supports your accounting.

Item 3. Controls and Procedures, page 39

10. In light of the fact that you restated your 10-KSB for the year ended September 30, 2005 and your 10-QSB's for the quarters ended December 31, 2005 and March 31, 2006, explain to us how you determined that your disclosure controls and procedures were effective as of June 30, 2006. Otherwise, please revise to state that your disclosure controls and procedures were ineffective.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director